Zeroc Energy Inc.

Infrastructure | Technology | Social Impact | Environment | Carbon Neutral

We make H^2 and use it as a green, zero-carbon fuel for yachts and ships

ZEROCENERGY.COM BOSTON MASSACHUSETTS





We have been searching for a clean fuel alternative for many years. H^2/LOHC/Fuel Cell technology has reached a point of commercial application, if combined and sequenced properly.

Will Gassen CEO @ Zeroc Energy Inc.

Why you may want to support us...

1. Green energy innovation, producing a Zero Carbon solution for environmental sustainability.
2. We use yachts to drive H^2-power innovation upstream into cruise and commercial shipping.
3. We have reservations (backlog) to build 12 H^2/fuel cell powered yachts (proven demand)
4. Assets; 1.3 Megawatt solar facility, $300k molds & tooling for yacht construction.

Why investors ❤ us

WE'VE RAISED $11,300 SINCE OUR FOUNDING



Clean energy is a passion of mine and Will Gassen has more experience in the ship and boating industry than anyone I know. Combining his extensive expertise with clean energy will set the stage to move the recreational boating sector toward clean energy, and if anyone can lead that charge, I know it's Will and his team. His plan is solid and it will not only create a dynamic company but hopefully clear the path for similar green energy projects.

Michael LaFrance Managing Director, Good Robot Media

LEAD INVESTOR | INVESTING $1,000 THIS ROUND

He told me to change the things I don't like or that didn't work out. "Don't feel sorry for yourself. If you can't change it, change the way you think about it." I want to be part of the change, the Legacy that brings; Zero Carbon - Zero Compromise

Laken Gassen

You always find a way to get it done - and done well! It's really admirable how you always see projects through from conception to completion.

Myles Hymel

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Our team

AND OUR MAJOR ACCOMPLISHMENTS



Will Gassen

CEO

For two decades, Will has provided market analysis and asset valuation to global financial institutions and assisted in portfolio restructuring of marine assets. Will has had >700 motor vessel transactions as both buyer & seller.

Sean Ricks

Engineer

Sean is a mechanical engineer with diverse experience in human-centered product design and development, machine learning, and systems engineering. Sean has been published in MIT Press Journals & numerous others.

Tarek M. Ragheb

Advisor

Tarek has had a career in the private sector serving in leadership positions in US Aerospace / Defense companies and has held the position of VP for General Electric Aerospace and Military Engines Operations in North Africa and the Middle East.



Patrick McCarthy

CFO

Patrick grew SpokenLayer from $60K ARR to over $4M ARR, building the sales and operations teams from scratch, while also managing a network of over 250 contractors.

Downloads

Zeroc Investor Deck 9-2020.pdf

Zeroc Leads the Paradigm Shift to Hydrogen Power

Decisions are made on one of three bases: logic, economic, or vanity. There had never been an argument for building or purchasing a yacht grounded in economics or logic. Owning a yacht has always been a vanity choice, a misanthropic indulgence, until now. Today's superyachts are built with a purpose that answers an economic argument and a duty to serve a logical environmental cause. A new generation of superyacht buyers and their influencers see a world forming their views, and that world is changing. We are becoming more focused on environmental sustainability, and with that shift comes the Green "Zero-Emission" Superyacht.

Seagoing pleasure vessels that we today recognize as a "Yacht" can be traced as far back as the "Splendor of Aten" built for and named by Pharaoh Akhenaten, reigning circa 1351–1336 BC, the tenth ruler of the Eighteenth Egyptian Dynasty. The most famous Egyptian yacht, the "Thalamegos," was used by Cleopatra VII of Egypt to seduce Mark Antony and later to entertain Julius Caesar as they sailed up the Nile. As was then and as is now, these navigable structures are an extravagant fusion of technology and art. Yachts are beautiful and intriguing and compel a desire in humans like no other inanimate object. Vanity draws us to them; aboard your yacht, at sea, you are a sovereign. And again, as it was three millennia past, yachts remain to the exclusivity of the wealthy, elite, or privileged: the economically capable.

The notion of owning a superyacht just to have that experience is quickly becoming an old fashion concept. Owners today are wanting a yacht that delivers broader experiences.

Designers, architects, and builders must provide an excellent platform for their client's experience. They also must address the mandate for climate awareness and do so in a manner that compels this new breed of owner to engage and inspire others.

Bezos, Zuckerberg, Page, Brin, Colin Huang, Yang Huiyan, the Anderson sisters, Gustav Witzoe - any or all might self-effacingly ask; isn't it scandalous and profoundly vulgar that I am building this boat that is for me, my ego, my exclusion, and my own personal enjoyment?

The logic of purchase becomes complicated when multiple factors come into play. Benefits must be addressed, barriers must be identified, trade-offs, and price isolated. Wants are often emotional, and sometimes they appear irrational. Barriers can be as significant as the desired benefits. *One highly motivating barrier is the fear of criticism, which drives us to the safest choice - or no choice at all.* Compelling reasoning must be present to defend our decision.

Today logical arguments can be defended through the design and construction of green-hydrogen powered superyachts. These instruments of environmental sustainability are an immediate opportunity to affect the 'paradigm shift' that Prince Charles called for at Davos. The zero-carbon, zero-emission energy that green hydrogen offers is a vital component in this global realignment.

The yacht economy is often overlooked or undervalued. There may be as many as 250,000 land-based employees, building and managing superyachts today. At sea; another 60,000 to 70,000 crew and onboard ancillary personnel. Add to that, 150,000 contractors, maintenance, and seasonal day-workers, all drawing a handsome wage. The cost of a yacht, to buy or build, is just the cover-charge, the ante to get you into the game. The larger cost is owning, maintaining, and operating a yacht. Yachts are a labor-intensive undertaking and a massive business enterprise unto themselves.

To put context into the desire for, "economic sustainability", consider an Ultra-High Net-Worth Individual (UHNWI) with $500 million to invest. Does s/he put it in an intangible financial product that benefits a handful of people, or would you advise her to redistribute that money through a large segment of society by building a significant enterprise asset like a superyacht? A tangible asset that redistributes wealth as it is constructed and continues to redistribute prosperity throughout its existence as it travels around the world conceivably 50, 80, or 100 years forward.

From a legacy perspective, if a buyer or potential yacht owner is looking for exclusionary indulgence or similar motivations, then this is not the right endeavor. But if s/he is someone who wants to leave a legacy and profoundly change the world, then the opportunity is here and now.

The best way to predict the future is to create it.

To entice more people into the business and pleasure of superyachting, and if the industry hopes to remain relevant and compelling to future generations, it must respond to the changing priorities it currently faces in terms of design and innovation.

The globally conscious superyacht buyer is looking to create more of an impact that doesn't focus solely on revenue. They want to make lasting changes for the environment and lead with innovation and clean fuel on their yacht. Designers, architects, and builders must engage progressive technologies to deliver this unique client experience. They must address the perception and mandate for environmental sustainability and do so in a manner that compels this new breed of owner to engage and inspire others.

Net Zero ≠ Zero & Hybrid ≠ Carbon Neutral

A green hydrogen-powered yacht is the change needed for the industry to meet environmental sustainability goals and to create an opportunity to affect the 'paradigm shift'. Currently, liquified natural gas, or LNG, is being considered as an alternative 'clean' fuel for the yacht industry. In 2016, new environmental regulations were enacted in the USA to force boats over 24m and exceeding 500 tons to cut back on their sulfur and nitrogen oxide emissions by nearly 80%. However, while LNG is cleaner than diesel fuel, it is still not the most environmentally friendly option. It is still carbon, which means it is still pollution. Green hydrogen-powered yachts offer zero-carbon, zero-emission energy, making it the best choice moving forward. As a transportation fuel, it has the capacity for localized production and is produced using renewable sources like solar power, wind, hydroelectric and geothermal energy.

Yachts Lead the Sea Sector

Change must propagate from the yacht industry. The economic demand curve dictates that the cost of radical innovation can only be absorbed by the inherent premium of luxury yachting. History suggests that where a strong enough driver exists, shipping can make radical changes. Sometimes it is hard to visualize these changes. In the case of hydrogen, the driver for change is not performance or cost-benefit, but purely environmental. The most significant opportunity here is for the superyacht industry to lead innovation upstream into the commercial world to include cruise, cargo, and more.

The most significant barrier to the realization of a full hydrogen superyacht is not the onboard technology, it already exists, but rather the practical availability of green hydrogen within a global distribution network. Leading Shipyards; Lurssen, Feadship and Oceanco are routinely managing new build design-briefs calling for "future proof" propulsion technology and global sustainability measures. With a viable H^2 distribution infrastructure in place, these builders could and would satisfy these calls.

It is practical that a robust maritime Green H^2 supply chain can be built and operational within a two yacht-build lifespan, or about six to eight years. Land-based solar and wind plants producing Green H^2 as terminals to feed Bunker Ships and Barges, Bunker Ships themselves as solar plants producing and distributing H^2. Strategically positioned human-made islands and offshore platforms supporting solar, wind, and wave energy transformation into H^2 production and distribution.

These facilities are less complex, far less expensive, quicker to build, and remarkably safer from a human and environmental perspective than fossil fuel exploration, production, and refining. Hydrogen production creates a massive potential to recalibrate global energy markets. It appeals to a vast segment of new and incumbent yacht-climate-leaders, with the opportunity to affect a positive change and invest in something disruptive.

They stand in queue; superyachts to be built with a purpose that answers an economic argument and a duty to serve a logical environmental cause. They will be built by philanthropic thought leaders dedicated to making the world a better place. They will be legacy statements for generations to come. But let us not limit our vision to a small group of green yachts. Let us focus on transforming the entire green H^2 distribution and ecosystem.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We make hydrogen and use it as a green, zero-carbon fuel for the yachts and ships we build.

Where will your company be in 5 years?

In 5 years, we hope to be managing Zeroc's global H^2 distribution infrastructure and providing H^2 to cruise and commercial shipping worldwide. These are future projections and cannot be guaranteed.

Why did you choose this idea?

We have been searching for a clean fuel alternative for many years. H^2/LOHC/Fuel Cell technology has reached a point of commercial application, if combined and sequenced properly.

How far along are you? What's your biggest obstacle?

We have a solar facility, and a shipyard. We have the technology/engineering advanced to prototype. We require funding to complete the prototype and proof of concept.

Who competes with you? What do you understand that they don't?

There are great companies that have advanced this technology, and we will partner with several of these. However, we are developing different markets. Our B-Plan calls for H^2 introduction through the yacht market. All others are aimed first at commercial shipping. We understand that change must propagate from the yacht industry. The economic demand curve dictates that the cost of radical innovation can only be absorbed by the inherent premium of luxury yachting. In the case of hydrogen, the driver for change is not performance or cost-benefit, but purely environmental. The most significant opportunity here is for the superyacht industry to lead innovation upstream into the commercial world to include cruise, cargo, and more.

How will you make money?

The company plans on generating revenue initially through (a) consulting fees, (b) the sales and management of our Stage-One H^2 Yachts, (c) operations of our Energy Boss vessels, (d) sale of H^2, and (e) transmission/delivery fees managing H^2 through our distribution infrastructure for 3rd parties.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risks to succeed are:
1) global society decides to accept fossil fuels and carbon pollution.
2) lack of, or our inability to raise sufficient capital to fund operations.
3) a better technology/solution may come along to dominate the market.

What's in It For Me... What Do I Get from This Investment?

Clean Air... Clean Water

We hear a lot about environmental sustainability... but what about "economic sustainability?" Consider an Ultra-High Net-Worth Individual with $500 million to invest, or the casual investor looking to place $500.

Does she put it in an intangible financial product that benefits a handful of people, or just the bank alone, or would you advise her to redistribute that money through a large segment of society by building a significant enterprise asset like a superyacht? A tangible asset that redistributes wealth as it is constructed and continues to redistribute prosperity throughout its existence as it travels around the world conceivably 50, 80, or 100 years forward.

From a legacy perspective, if you are looking for a guarded pedestrian government guarantee, then this is not the right endeavor. But if you are someone who wants to leave a legacy and profoundly change the world, then the opportunity is here and now.

The best way to predict the future is to create it.

Why Hydrogen... Why not LNG?

Net Zero ≠ Zero and Hybrid ≠ Carbon Neutral

A green hydrogen-powered yacht is the change needed for the industry to meet environmental sustainability goals and to create an opportunity to affect the 'paradigm shift.'

Currently, liquified natural gas, or LNG, is being considered as an alternative 'clean' fuel for the yacht industry. However, while LNG is cleaner than diesel fuel, it is still not the most environmentally friendly option.

It is still carbon, which means it is still pollution.

Green hydrogen-powered yachts offer zero-carbon, zero-emission energy, making it the best choice moving forward. As a transportation fuel, H^2 has the capacity for localized production and is produced using renewable sources like solar power, wind, hydroelectric and geothermal energy.

Why Yachts... Why not target the Cruise and Commercial Ships from the start?

Yachts Lead the Sea Sector

Change must propagate from the yacht industry. The economic demand curve dictates that the cost of radical innovation can only be absorbed by the inherent premium of luxury yachting. In the case of hydrogen, the driver for change is not performance or cost-benefit, but purely environmental. Hydrogen performance is marginally better, and cost is marginally greater, and from an economic perspective retrofitting a commercial fleet is simply cost prohibitive. The most significant opportunity here is for the superyacht industry to lead innovation upstream into the commercial world to include cruise, cargo, and more.

What are the next steps for your company?

If we raise our fundraising goal of $1.07M, much of the funding will go towards developing Green Hydrogen at our 1.3 Mega Watt solar facility in Civitavecchia, Italy. This lab setting is the center of our research and development for renewable energy, H^2 electrolysis, distribution, and infrastructure applications. With Wefunder investments, we also plan to advance the construction our stage-one H^2 yacht series and the development of our hydrogen/fuel cell propulsion systems. We currently have 12 letters of reservation for these yachts. Finally, we plan to advance the preliminary engineering of our “Energy Boss” series, the waterborne autonomous green energy producer. These ships support hydroelectric generators, sending green energy through electrolysis to produce H^2 sent into the LOHC hydrogeneration solution and then down to ambient, stabilized onboard storage.